Michael J. Miramontes, is the Founder, and as of 2005 was named President / CEO and Chairman of the Board of Directors of QuickClass. He has over 30 years of business and management experience with 25 years of senior executive management in existing, new venture and start-up enterprises. Mr. Miramontes was most recently a principal, co-founder and Executive Vice President of Shopping.com an e-commerce retail business that completed its successful IPO in November 1997, and was later sold to a Fortune Top 50 corporation in February 1999 for $220M. Mr. Miramontes possesses extensive senior management and executive start-up experience in areas such as corporate finance, corporate planning / development, operations, human resource development and management, marketing, product merchandising, sales and information systems design, and has been involved in several successful public business startups over the past 25 years. Mr. Miramontes received his formal education at the University of Southern California and Brigham Young University respectively and is a certified trainer of Franklin Covey Leadership. Mr. Miramontes is a board member of Boys Republic a non-profit 501(c)(3) established in 1907 and is a member of the Finance and Nominating Committees. Mr. Miramontes has been married for forty-one years and has four grown children.